

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

April 6, 2010

By U.S. mail and facsimile to (215) 938-8010

Mr. Joel H. Rassman, Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

**RE: Toll Brothers, In.
Form 10-K for the fiscal year ended October 31, 2009
Filed December 21, 2009
Form 10-Q for the period ended January 31, 2010**

File No. 1-9186

Dear Mr. Rassman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended January 31, 2010

6. Income Taxes, page 13

1. We have read your response to comment 2 in our letter dated February 26, 2010. Please clarify the nature of the "new" valuation allowance and the "reversing" valuation allowance shown in the tax rate reconciliation table and confirm to us that the net amount represents the additional net deferred tax assets generated during the three months ended January 31, 2010. Clarify the disclosure in future filings as appropriate.

2. You disclose on page 14 that the $20.4 million of potential benefit of the extended carryback under the Worker, Homeownership, and Business Assistance Act of 2009 has been reflected in your January 31, 2010 balance sheet and statement of operations for the three-month period ended January 31, 2010. Please clarify to us and disclose in future filings the line item where this amount has been included

in the statement of operations and how it has been presented in the rate reconciliation on page 13, if applicable.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief